SCHEDULE 13G
CUSIP NO. 45811V105                                            PAGE 1 OF 9 PAGES

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                           Integrated BioPharma, Inc.
                                (Name of Issuer)


                          Common Stock, $.002 par value
                         (Title of Class of Securities)


                                    45811V105
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

| |  Rule 13d-1(b)
|X|  Rule 13d-1(c)
| |  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP NO. 45811V105                                            PAGE 2 OF 9 PAGES

 - ------------------------------------------------------------------------- -
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Alexandra Global Master Fund Ltd.
                 98-0448776

- ------------------------------------------------------------------------- -
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)[ ]
                                                          (B)[ ] (See Item 6)

- ------------------------------------------------------------------------- -
    3   SEC USE ONLY

- ------------------------------------------------------------------------- -
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 British Virgin Islands
- ------------------------------------------------------------------------- -
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ---------------------------------------------------- -
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON               425,000 shares of Common Stock (See Item 4)
        WITH:          ---------------------------------------------------- -
                         7  SOLE DISPOSITIVE POWER

                                     -0-
                       ---------------------------------------------------- -
                         8  SHARED DISPOSITIVE POWER

                            425,000 shares of Common Stock (See Item 4)
- ------------------------------------------------------------------------- -
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 425,000 shares of Common Stock (See Item 4)
- ------------------------------------------------------------------------- -
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

- ------------------------------------------------------------------------- -
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 3.0 (See Item 4)
- ------------------------------------------------------------------------- -
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 CO
- ------------------------------------------------------------------------- -

SCHEDULE 13G
CUSIP NO. 45811V105                                            PAGE 3 OF 9 PAGES

- ------------------------------------------------------------------------- -
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Alexandra Investment Management, LLC
                 13-4092583
- ------------------------------------------------------------------------- -
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)[ ]
                                                          (B)[ ] (See Item 6)

- ------------------------------------------------------------------------- -
    3   SEC USE ONLY

- ------------------------------------------------------------------------- -
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
- ------------------------------------------------------------------------- -
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ---------------------------------------------------- -
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON               425,000 shares of Common Stock (See Item 4)
        WITH:          ---------------------------------------------------- -
                         7  SOLE DISPOSITIVE POWER

                                     -0-
                       ---------------------------------------------------- -
                         8  SHARED DISPOSITIVE POWER

                            425,000 shares of Common Stock (See Item 4)
- ------------------------------------------------------------------------- -
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  425,000 shares of Common Stock (See Item 4)
- ------------------------------------------------------------------------- -
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

- ------------------------------------------------------------------------- -
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 3.0 (See Item 4)
- ------------------------------------------------------------------------- -
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 OO
- ------------------------------------------------------------------------- -

SCHEDULE 13G
CUSIP NO. 45811V105                                            PAGE 4 OF 9 PAGES

- ------------------------------------------------------------------------- -
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Mikhail A. Filimonov
- ------------------------------------------------------------------------- -
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)[ ]
                                                          (B)[ ] (See Item 6)

- ------------------------------------------------------------------------- -
    3   SEC USE ONLY

- ------------------------------------------------------------------------- -
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.
- ------------------------------------------------------------------------- -
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ---------------------------------------------------- -
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON               425,000 shares of Common Stock (See Item 4)
        WITH:          ---------------------------------------------------- -
                         7  SOLE DISPOSITIVE POWER

                                     -0-
                       ---------------------------------------------------- -
                         8  SHARED DISPOSITIVE POWER

                            425,000 shares of Common Stock (See Item 4)
- ------------------------------------------------------------------------- -
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  425,000 shares of Common Stock (See Item 4)
- ------------------------------------------------------------------------- -
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

- ------------------------------------------------------------------------- -
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 3.0 (See Item 4)
- ------------------------------------------------------------------------- -
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 IN
- ------------------------------------------------------------------------- -

SCHEDULE 13G
CUSIP NO. 45811V105                                            PAGE 5 OF 9 PAGES

Item 1(a).        Name of Issuer:

                  Integrated BioPharma, Inc. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  225 Long Avenue
                  Hillside, New Jersey  07205

Item 2(a).        Names of Persons Filing:

                  Alexandra Global Master Fund Ltd. ("Alexandra")
                  Alexandra Investment Management, LLC ("Management") Mikhail A. Filimonov ("Filimonov")

Item 2(b).        Address of Principal Business Office:

                  Alexandra - Citco Building, Wickams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands
                  Management - 767 Third Avenue, 39th Floor, New York, New York 10017
                  Filimonov - 767 Third Avenue, 39th Floor, New York, New York 10017

Item 2(c).        Place of Organization or Citizenship:

                  Alexandra - British Virgin Islands
                  Management - Delaware
                  Filimonov - U.S.

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.002 par value per share, of the Issuer (the "Common Stock")

Item 2(e).        CUSIP Number: 45811V105

Item 3. This Schedule is filed pursuant to Rule 13d-1(c) by Alexandra, Management and Filimonov

Item 4.           Ownership:

                  (a)    Amount Beneficially Owned:

                         Alexandra: 425,000 shares*
                         Management: 425,000 shares*
                         Filimonov: 425,000 shares*

                  (b)    Percent of Class:

                         Alexandra: 3.0%*
                         Management: 3.0%*
                         Filimonov: 3.0%*

                         (Based on 13,537,419 shares of Common Stock outstanding, as of October 30, 2006, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006)

                  (c)    Number of Shares as to which the Person has:

SCHEDULE 13G
CUSIP NO. 45811V105                                            PAGE 6 OF 9 PAGES

                         (i)     sole power to vote or to direct
                                 the vote

                                                -0-

                         (ii)    shared power to vote or to direct the vote:

                                 425,000 shares of Common Stock*

                         (iii) sole power to dispose or to direct the disposition of

                                                -0-

                         (iv) shared power to dispose or to direct the disposition of

                                 425,000 shares of Common Stock*


The shares of Common Stock reported as beneficially owned by Alexandra are 425,000 shares of Common Stock that Alexandra has the right to acquire upon exercise of common stock purchase warrants.

Management serves as investment advisor to Alexandra. By reason of such relationship, Management may be deemed to share voting and dispositive power over the shares of Common Stock owned by Alexandra. Management disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Alexandra or any other person reporting on this Schedule.

Filimonov serves as the Chairman, the Chief Executive Officer, a Managing Member and the Chief Investment Officer of Management. By reason of such relationships, Filimonov may be deemed to share voting and dispositive power over the shares of Common Stock listed as beneficially owned by Management. Filimonov each disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Management or any other person reporting on this Schedule.

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

                  Not applicable


Item 8.           Identification and Classification of Members of the Group:

                  Not applicable


Item 9.           Notice of Dissolution of Group:

SCHEDULE 13G
CUSIP NO. 45811V105                                            PAGE 7 OF 9 PAGES

                  Not applicable


Item 10.          Certification:

By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Exhibits:

      Exhibit I: Joint Filing Agreement, dated as of February 14, 2007, by and among Alexandra, Management and Filimonov.

SCHEDULE 13G
CUSIP NO. 45811V105                                            PAGE 8 OF 9 PAGES

                                    SIGNATURE

      By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Dated as of February 14, 2007

                              ALEXANDRA GLOBAL MASTER FUND LTD.

                              By: ALEXANDRA INVESTMENT MANAGEMENT, LLC,
                                  its Investment Advisor

                                  By: /s/ Mikhail A. Filimonov
                                  ----------------------------
                                  Mikhail A. Filimonov
                                  Title: Managing Member



                              ALEXANDRA INVESTMENT MANAGEMENT, LLC

                              By: /s/ Mikhail A. Filimonov
                              ----------------------------
                              Mikhail A. Filimonov
                              Title: Managing Member



                              /s/ Mikhail A. Filimonov
                              ----------------------------
                              Mikhail A. Filimonov

SCHEDULE 13G
CUSIP NO. 45811V105                                            PAGE 9 OF 9 PAGES


Exhibit I



                             JOINT FILING AGREEMENT

      This will confirm the agreement by and among the undersigned that the
Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $0.002 par value, of Integrated BioPharma, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 14, 2007



                              ALEXANDRA GLOBAL MASTER FUND LTD.

                              By: ALEXANDRA INVESTMENT MANAGEMENT, LLC,
                                  its Investment Advisor

                                  By: /s/ Mikhail A. Filimonov
                                  ----------------------------
                                  Mikhail A. Filimonov
                                  Title: Managing Member



                              ALEXANDRA INVESTMENT MANAGEMENT, LLC

                              By: /s/ Mikhail A. Filimonov
                              ----------------------------
                              Mikhail A. Filimonov
                              Title: Managing Member



                              /s/ Mikhail A. Filimonov
                              ----------------------------
                              Mikhail A. Filimonov